**SKANSKA**

**Skanska AB**

SE-169 83 Solna
Sweden
www.skanska.com



Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

April 5, 2007

Our contact
Marianne Bergström

[redacted]





**Re: File Number 82-34932, Skanska AB**

Please find enclosed our Press Releases published April 2 and 3, 2007.

Best regards,
Skanska AB

Marianne Bergström



| Published | Item | Document name | Required by |
|---|---|---|---|
| April 2, 2007 | Press Release | Skanska secures major office project in London for GBP 50 M, SEK 686 M | law and by the listing agreement with Stockholm Stock Exchange |
| April 3, 2007 | Press release | Skanska announces best projects in 2006 – profitability, increased safety and reduced environmental impact awarded | law and by the listing agreement with Stockholm Stock Exchange |
| April 3, 2007 | Press release | Report from Skanska's Annual General Meeting | law and by the listing agreement with Stockholm Stock Exchange |

SKANSKA

# Press Release

April 2, 2007

## Skanska secures major office project in London for GBP 50 M, SEK 686 M

Skanska has been contracted to rebuild and expand an office building in London. The contract amount is GBP 50 M, SEK 686 M, which is included in order bookings for the first quarter of 2007. The customer is the Land Securities property company.

The contract involves a 15-storey existing building, Dashwood House, near Old Broad Street in the City of London. The project includes partial demolition, including the existing machinery plant, external cladding and full strip out of the interior. The building framework will be retained and a further four floors will be added. The external paved and planted areas will be upgraded.

The project comprises a total of 20,000 square meters of office space and nearly 700 square meters of retail space.

Work starts immediately, with completion scheduled for September 2008.

Skanska UK reported revenues of SEK 12.3 billion in 2006, with about 5,000 employees. The company is active in building construction, plants and distribution networks as well as installations and building services. Skanska is also a leader in the British program for private public partnerships, PFI (Private Finance Initiative).

---

**For further information please contact:**

Tanya Barnes, Head of Communications, Skanska UK,
tel +44 1923 423 905
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 99

*This and previous releases can also be found at www.skanska.com*

*Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled USD 17 billion.*

SKANSKA

# Press Release

April 3, 2007

## Skanska announces best projects in 2006 – profitability, increased safety and reduced environmental impact awarded

Skanska's best projects in 2006 are in the US, Sweden and Latin America.

Three Skanska projects are receiving the annual internal recognition "Project of the Year Award." The winning projects fulfill or exceed the company's outperform goals, that is, the company's highest demands for profitability, safety, environment and good business ethics.

Moreover, two additional projects are being recognized for exceptional efforts to ensure a safe work environment and for an improved environmental impact.

"These are some of the world's best projects. Skanska is a leading international company and we have thousands of projects that are carried out very well. Many are of world class and the best that we are now recognizing are in a class of their own based on our criteria," says Stuart Graham, President and CEO.

"It is particularly pleasing that we demonstrate that large projects can be carried out without accidents and that we have the know-how to meet the customer's rising interest in reducing environmental impact."

Winners of the Skanska Project of the Year Award 2006 are:

Building construction category:
Södertörn Courthouse, Flemingsberg, Skanska Sweden

Civil engineering category:
El Casquete, gas plant, Neuquén, Argentina, Skanska Latin America

Project development category:
BMW Regional Distribution Center, Malmö, Skanska Commercial Development Nordic

Work environment and safety category:
Cerro Verde, mine facilities, Arequipa, Peru, Skanska Latin America

Environment category:

Providence Newberg Medical Center, Newberg, Oregon, US, Skanska USA Building.

Additional information about the winning projects is available at www.skanska.com/projectoftheyear

---

**For further information please contact:**

Peter Gimbe, Press Officer, Skanska AB, tel +468 753 88 99
Anders Lilja, Director, Investor Relations, Skanska AB,
tel +468 753 88 01

*This and previous releases can also be found at www.skanska.com*

*Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled USD 17 billion.*

SKANSKA

# Press Release

2007-04-03

## Report from Skanska's Annual General Meeting

The following decisions were made at Skanska AB's Annual General Meeting in Stockholm today:

The dividend for 2006 was approved in accordance with the Board's proposal of SEK 4.75 (preceding year SEK 4.50) and an extraordinary dividend of SEK 3.50 (2.00). The record date for the dividend is April 10, 2007.

Sverker Martin-Löf, Jane F. Garvey, Stuart Graham, Curt Källströmer, Finn Johnsson, Anders Nyrén and Lars Pettersson were reelected members of the Board of Directors.

Sir Adrian Montague and Matti Sundberg were elected as new Board members replacing Roger Flanagan and Ulrika Francke, who declined reelection.

Sir Adrian Montague is Board Chairman of the British Energy Group plc, Friends Provident plc and Michael Page International plc, among other assignments. He has extensive experience with the British government's PPP (Public Private Partnership) projects.

Matti Sundberg is a member of the Board of Boliden AB, SSAB and sales companies within Scania, among other assignments. He has previously served as President of Metso, Valmet and Ovako Steel Oy.

Sverker Martin-Löf was reelected Chairman of the Board.

---

**For further information please contact:**
Anders Lilja, SVP, Investor Relations, Skanska AB,
tel +468 753 88 01
Peter Gimbe, Press Officer, Skanska AB, tel +468 753 88 99

This and previous releases can also be found at www.skanska.com

*Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and*

*listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled USD 17 billion.*

END